EXHIBIT 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARY	JURISDICTION

Telegent Systems USA, Inc.	Delaware

Telegent Systems International, Inc.	Cayman Islands

Telegent Systems B.V.	Netherlands

Telegent Systems Hong Kong Ltd.	Hong Kong

Telegent Systems PTE. Limited	Singapore

Telegent Information Technologies (Shanghai) Co., Ltd.	PRC